Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Registration Statement on Form S-8 of 8x8, Inc., pertaining to the 8x8, Inc. 2022 Equity Incentive Plan and the 8x8, Inc. Amended and Restated 2017 New Employee Inducement Incentive Plan, our report dated May 24, 2023, relating to the consolidated financial statements and schedule of 8x8, Inc. (the “Company”) and the effectiveness of internal control over financial reporting of the Company (which report expresses an unqualified opinion on the consolidated financial statements and the effectiveness of internal control over financial reporting and includes an explanatory paragraph relating to a change in accounting principle), appearing in the Annual Report on Form 10-K of the Company for the year ended March 31, 2023, filed with the Securities and Exchange Commission.

/s/ Moss Adams LLP

Campbell, California
May 25, 2023